EXHIBIT 99.1

Anfield Energy Announces a Key Milestone in Equipment Procurement, Advancing the Company Towards Hub-and-Spoke Production

VANCOUVER, British Columbia, June 15, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce a key milestone in its equipment procurement program. The Company has received the first custom-built underground haul truck off the Young’s Machine Company (“Young’s”) production line, following its 2025 order for specialized mining equipment.

Anfield representatives visited the Young’s facility in Monticello, Utah, and were present in person to receive the first truck off the production line. This delivery marks an integral step forward as Anfield advances toward production. The new truck is currently slated for operation at the Velvet-Wood uranium-vanadium mine in southeastern Utah. Later in the year, it will be relocated to the Company’s Colorado mines once the larger underground haul trucks are completed and delivered.

Corey Dias, CEO of Anfield, commented: “Receiving the first truck off the production line is an important milestone which underscores our strong partnership with a proven local Utah manufacturer and our shared commitment to building a robust American supply chain for domestic uranium production. Young’s Machine Company’s long-standing expertise in serving the Western mining sector makes it an ideal partner as we ramp up production not only at Velvet-Wood, JD-8 and Slick Rock, but also across our other mines as part of our hub-and-spoke model.”

A representative from Young’s Machine Company added: “Anfield’s important work is key to securing U.S. energy independence. Delivering this first unit on schedule highlights our capability to produce high-quality, custom underground mining equipment right here in Utah’s mining heartland.”

Additionally, Anfield has reached a further agreement with Young’s, under which Young’s will supply underground loaders to support Anfield’s mining operations across its projects. This underground equipment will be enough to support initial development and production from Anfield’s operations at Velvet-Wood, JD-8, and Slick Rock.

About Young’s Machine Company

Young’s Machine Company is a third-generation, family-owned manufacturer based in Monticello, Utah, that has been producing custom underground haul trucks and specialized mining equipment since 1953 — spanning over 70 years of service to the Western U.S. mining industry. Located in the heart of Utah’s historic uranium mining region on the Colorado Plateau, Young’s has built a strong reputation for “mine-tested” equipment tailored to the rugged demands of underground operations in the American West. This partnership reinforces Anfield’s commitment to local supply chains and domestic manufacturing in support of U.S. uranium production.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

Career Opportunities

As Anfield Energy continues to expand its U.S. operations amid strong momentum in the domestic nuclear sector, the Company is actively attracting and hiring top talent in mining, milling, and related technical fields. Interested candidates are encouraged to visit the Anfield Energy website at www.anfieldenergy.com for current job openings and career opportunities.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the Company’s business plans, objectives and strategies of operations, including, without limitation, the Company’s refurbishment and reactivation plans for Shootaring and the Company’s plans for advancing its Velvet-Wood, JD-8 and Slick Rock mines. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risk related to the Company’s refurbishment and reactivation plans for Shootaring; risks related to the plans for advancing its Velvet-Wood, JD-8 and Slick Rock mines; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.